UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle
Coral Gables, Florida 33134
(Address of the Issuer’s principal executive offices)

Report of Independent Certified Public Accountants
Statements of Net Assets Available for Benefits — December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits — For the Year Ended December 31, 2002
Notes to Financial Statements
Schedule of Assets Held — December 31, 2002
Schedule of Reportable Transactions(*) (as of the Beginning of the Year) for the Year Ended December 31, 2002
Signature
Exhibit Index
EX-23.1 Consent of PricewaterhouseCoopers LLP
EX-99.1 Certification

BankUnited 401(K) Profit Sharing Plan
Index to Financial Statements and Schedules
December 31, 2002 and 2001

Page

Report of Independent Certified Public Accountants	1

Statements of Net Assets Available for Benefits – December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits – For the Year Ended December 31, 2002	3

Notes to Financial Statements	4-9

Schedules

I — Schedule of Assets Held – December 31, 2002	10

II — Schedule of Reportable Transactions — For the Year Ended December 31, 2002	11

Report of Independent Certified Public Accountants

To the Participants and Administrator of
BankUnited 401(K) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(K) Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 20, 2003
Miami, Florida

BankUnited 401(K) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Total investments, at fair value	$6,515,008	$4,988,504
Loans to participants	51,194	40,400
Contributions receivable:
Employer contribution	31,728	26,851
Participant contributions	39,350	42,642

Total contributions receivable	71,078	69,493

Cash	3,143	—

Net assets available for benefits	$6,640,423	$5,098,397

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions
Investment income:
Net depreciation in fair value of investments	$(128,447)
Dividends	67,777
Interest	2,940

Investment income	(57,730)

Contributions:
Employer	649,768
Participant	1,155,280
Rollover	47,248

Contributions	1,852,296

Total additions	1,794,566

Deductions
Benefits paid to participants	216,434
Fund administrative expenses	36,106

Total deductions	252,540

Increase in net assets available for benefits	1,542,026
Net assets available for benefits
Beginning of year	5,098,397

End of year	$6,640,423

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BUFC Services, Incorporated (collectively, the “Company”) who have completed 6 months of service.

The Plan offers twelve Frank Russell Investment Company funds through Circle Trust Company as investment allocation options:

Equity I Fund	Fixed Income III Fund
Equity II Fund	International Fund
Equity III Fund	Emerging Markets Fund
Equity Q Fund	Real Estate Securities Fund
Fixed Income I Fund	U.S. Government Money Market Fund
Short Term Bond Fund	Money Market Fund

The Plan also offers a Personal Retirement Choice Account through Schwab (“Schwab PCRA”) which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

The Company is the Plan Administrator. The Plan service provider is the Ingham Group. Circle Trust Company is the Trustee of the Plan assets. Schwab is the Custodian of Plan assets in the Schwab PCRA.

Participant accounts

Each participant’s account is credited with participant salary deferrals, any matching contributions by the employer, an allocation of earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

Employer contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2002 and 2001 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A common stock of BankUnited Financial Corporation.

Participant contributions

Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual cash compensation. For the year ended December 31, 2002, participant contributions were subject to an overall annual limitation of $11,000. Participants age 50 or over were allowed to contribute an additional $1,000 in 2002.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Percentage
Years of Service	Vested

1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25 percent to 10.5 percent, which are based on comparable rates offered by other financial institutions for similar risk loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and may be paid in either a lump sum or installments. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. At December 31, 2002, forfeited nonvested accounts totaled $1,880. These accounts will be used to reduce future employer contributions. Also, in 2002, employer contributions were reduced by $76,000 from forfeited nonvested accounts.

Tax status

The Internal Revenue Service has determined and informed the Company, by letter dated November 20, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of investments

Plan investments are stated at fair value based upon quoted market prices.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of benefits

Benefits become payable to participants upon their election or separation from the Company as described above. There were no outstanding benefits payable to participants at December 31, 2002 and 2001.

Plan administrative expenses

In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan totaled $44,202 for the year ended December 31, 2002.

Net appreciation (depreciation) in investment value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year.

Investment income

The Plan’s investment income is recognized when earned. Investment income includes interest and dividends. Such amounts are reinvested and become part of the Plan’s investment portfolio.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A common stock. These transactions qualify as party-in-interest. In addition, at December 31, 2002 and 2001, the Plan had outstanding employer contribution receivables from the Company of $31,728 and $26,851, respectively.

4.	Investments

Investments that represent 5 percent or more of the Plan’s net assets at December 31, 2002 and 2001 are separately identified below.

	December 31,

	2002		2001

Equity I Fund,
20,587 and 14,286 shares, respectively	$434,389		$391,588
Equity Q Fund,
17,895 and 12,263 shares, respectively	442,004		395,492
Fixed Income I Fund,
17,546 shares at December 31, 2002	385,313		—
International Fund,
14,256 and 9,715 shares, respectively	348,836		287,171
BankUnited Financial Corporation Common Stock,
217,591 and 176,361 shares, respectively	3,520,622	*	2,611,111	*

During the year ended December 31, 2002, the Plan’s investments appreciated (depreciated) in value as follows:

Year Ended
December 31, 2002

Common stock	$239,009
Trust company funds	(27,696)
Mutual funds	(339,760)

$(128,447)

•	$3,254,199 and $2,479,304 (201,125 and 167,407 shares, respectively) represent nonparticipant-directed investments at December 31, 2002 and 2001, respectively.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2002	2001

Net assets:
BankUnited Financial Corporation common stock	$3,254,199	$2,479,304
Employer contribution receivable	31,728	26,851

	$3,285,927	$2,506,155

Year Ended
December 31, 2002

Changes in net assets:
Net appreciation in investment value	$209,876
Employer contributions	649,768
Benefits paid to participants	(79,872)

$779,772

* * *

ADDITIONAL INFORMATION

BankUnited 401(K) Profit Sharing Plan	Schedule I
Schedule of Assets Held
December 31, 2002

			Estimated
			Fair
Asset Name	Issuer	Description	Value

Equity I Fund	Frank Russell Investment Company	Equity Securities	$434,389
Equity II Fund	Frank Russell Investment Company	Equity Securities	238,625
Equity III Fund	Frank Russell Investment Company	Equity Securities	64,942
Emerging Markets Fund	Frank Russell Investment Company	Equity Securities	104,522
Equity Q Fund	Frank Russell Investment Company	Equity Securities	442,004
Fixed Income I Fund	Frank Russell Investment Company	Fixed Income	385,313
Short Term Bond Fund	Frank Russell Investment Company	Fixed Income	141,490
Fixed Income III Fund	Frank Russell Investment Company	Fixed Income	300,119
U.S. Government Money Market Fund	Frank Russell Investment Company	Money Market	240,301
International Fund	Frank Russell Investment Company	Equity and Fixed	348,836
Money Market Fund	Frank Russell Investment Company	Money Market	2,390
Real Estate Securities Fund	Frank Russell Investment Company	Equity Securities	178,011
Common Stock (*)	BankUnited Financial Corporation	Equity Securities	3,520,622 **
Schwab PCRA:
American Century 20th Ulta	Schwab	Equity Securities	1,505
FBR Small Cap Financial	Schwab	Equity Securities	1,733
Strong Div Inc. Fd	Schwab	Equity Securities	1,049
General Electric Company	Schwab	Equity Securities	10,273
Intel Corporation	Schwab	Equity Securities	2,262
Merck & Co Inc.	Schwab	Equity Securities	2,434
Wal-Mart Stores Inc	Schwab	Equity Securities	5,051
AT&T Wireless Svcs	Schwab	Equity Securities	565
AOL Time Warner Inc	Schwab	Equity Securities	1,389
AT&T Corp	Schwab	Equity Securities	522
Agere Systems Inc A	Schwab	Equity Securities	12
Agere Systems Inc B	Schwab	Equity Securities	294
American Century Sm Cap Val Inv	Schwab	Equity Securities	1,924
American Intl Group Inc	Schwab	Equity Securities	7,231
Applied Materials Inc	Schwab	Equity Securities	443
Budget Group Inc A	Schwab	Equity Securities	16
Citizens Global Equity	Schwab	Equity Securities	1,095
Comcast Corp New A	Schwab	Equity Securities	754
Commerce Bancorp	Schwab	Equity Securities	2,174
Domini Social Bond	Schwab	Equity Securities	1,885
Interland, Inc.	Schwab	Equity Securities	130
Ivax Corp	Schwab	Equity Securities	1,213
JP Morgan Chase & Co	Schwab	Equity Securities	1,200
JDS Uniphase Corporation	Schwab	Equity Securities	247
Johnson & Johnson	Schwab	Equity Securities	5,629
Lucent Technologies Inc	Schwab	Equity Securities	1,134
Merrill Lynch & Co Inc.	Schwab	Equity Securities	7,998
Nortel Networks Corp	Schwab	Equity Securities	725
Office Depot Inc	Schwab	Equity Securities	1,476
Oracle Corporation	Schwab	Equity Securities	5,800
PIMCO RCM Biotech N	Schwab	Equity Securities	801
Sun Microsystems Inc	Schwab	Equity Securities	435
T Rowe Price Media & Telecom	Schwab	Equity Securities	1,259
The Charles Schwab Corp	Schwab	Equity Securities	208
Schwab M Mkt	Schwab	Money Market	42,578
Participant Loans	Plan participants	Interest rates of
		5.25 to 10.50, various
		maturities	51,194

			$6,566,202

*	- Represents a party-in-interest to the Plan.

**	- Cost basis of $2,508,933.

BankUnited 401(K) Profit Sharing Plan	Schedule II
Schedule of Reportable Transactions*
(as of the Beginning of the Year) for the Year Ended December 31, 2002

	Purchases		Sales

	Number of	Purchase	Number of	Selling	Realized
Description of Assets	Purchases	Price	Sales	Price	Gain

BankUnited stock — common	47,357	$767,289	992	$15,702	$1,626

Notes:

*	Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2001 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation	Plan Administrator	June 30, 2003

By:	/s/ Humberto L. Lopez

Humberto L. Lopez Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Sequential
Number	Description of Document	Page Number

23.1	Consent of PricewaterhouseCoopers LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350